Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Rotech Healthcare Inc. (the “Company”) on Form S-8 of our report dated April 13, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company changing its method of accounting for preferred stock to conform to Statement of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, described in Note 2 and the Company’s bankruptcy reorganization described in Note 5), appearing in the Annual Report on Form 10-K of Rotech Healthcare Inc. for the year ended December 31, 2003, which is a part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Orlando, Florida

September 8, 2004